Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 14, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9933
FT Income Portfolio, Series 15
(the “Trust”)
CIK No. 1895916 File No. 333-262214

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes the disclosure states: “Using a disciplined investment strategy, the Trust includes both equity characteristics and diverse asset class exposures.” Please specify what is meant by “diverse asset class exposures.”

Response:       The Trust notes that “diverse asset class exposures” refers to the equity, fixed income and hybrid assets. The disclosure will be revised to state this. Please also refer to the Trust’s response to Comment No. 3(c).

2.       The Staff notes the disclosure states: “When selecting ETFs for the Trust, our research department emphasizes Funds with a focus on dividend-paying stocks across all market capitalizations.” Please add the word “equity” in from of “ETFs”.

Response:       The prospectus will be revised in accordance with the Staff’s comment.

3.       The Staff notes the disclosure states: “The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000); the current dividend yield of the ETF (with higher yielding funds prioritized); the quality and character of the securities held by the ETF (including credit quality, duration and maturity); focusing on creating a portfolio that is diversified between equity, fixed income, and hybrid assets, with exposure to U.S. and non-U.S. markets; and the expense ratio of the ETF, with a preference for lower expenses. In selecting the Funds for the Trust, the Sponsor did not require any specific credit quality, duration or maturity for the underlying fixed income securities.

(a) Please specify the characteristics applicable to the underlying bond or other fixed income securities, as applicable (e.g., credit quality, maturity and duration).

(b) Please specify the credit quality, duration and maturity requirements and add appropriate risk disclosure.

(c) The disclosure provides that the research department focuses on creating a portfolio that is diversified between equity, fixed income, and hybrid assets, with exposure to U.S. and non-U.S. markets. Please be more specific as to this criteria, e.g., how much is equity, fixed income and hybrid assets? Specify the types of fixed income and hybrid assets and add appropriate risk disclosure.

(d) The Staff notes that the disclosure states: “In selecting the Funds for the Trust, the Sponsor did not require any specific credit quality, duration or maturity for the underlying fixed income securities,” but earlier disclosure states that credit quality, duration and maturity are considered in the ETF selection process. Please reconcile this.

Response: Please refer to the Trust’s responses below.

(a) As noted in the current disclosure, the Trust does not require any specific credit quality, duration and maturity requirements for the underlying fixed income securities held by the ETFs.

(b)       The above referenced disclosure will be removed from the prospectus. Please refer to the Trust’s response to Comments No. 3(a) and 3(d).

(c)       The Trust notes that there is not set criteria as to the allocation among asset classes, which may vary over time based on economic and market conditions. In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“The fixed income and hybrid asset ETFs selected have exposure to various asset types, including U.S. Treasury bonds, Treasury Inflation-Protected Securities (“TIPS”), corporate bonds, both investment grade and non-investment grade, mortgage-backed securities, senior loans, preferred securities, and convertible securities.”

In addition, appropriate risk disclosure will be added to the Trust’s prospectus under “Principal Risks” to reflect this.

(d)       The disclosure will be revised to note that the Trust does not require any specific credit quality, duration and maturity requirements for any of the underlying securities held by the ETFs.

4.       Please revise the “Portfolio Selection Process” section to include the investments currently listed under “Additional Portfolio Contents” as the Staff believes the disclosure described are characteristics of principal investments.

Response: The purpose of the “Additional Portfolio Contents” section is to describe investments that, while not part of the Trust’s selection process, are investments that the Trust has exposure to. The section will be revised to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.”

Risk Factors

5.       Please revise the “Fluctuation of Net Asset Value Risk”, the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Fluctuation of Net Asset Value Risk, ” the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

6.        Please explain how the “Growth Investing Risk” is a principal risk of the dividend paying stocks in which the Trust primarily invests in.

Response: The “Growth Investing Risk” has been removed from the prospectus as it is not a principal risk for the Trust.

7.        Please explain how the “Value Investing Risk” is a principal risk of the dividend paying stocks in which the Trust primarily invests in.

Response: The “Value Investing Risk” has been removed from the prospectus as it is not a principal risk for the Trust.

8.       Please revise the “Common Stocks” Risk to disclose risks associated with dividend paying stocks.

Response:        In accordance with the Staff’s comment, the following disclosure will be added to the “Distributions” Risk:

“Certain of the common stocks held by the Funds pay dividends, but there is no guarantee that the issuers of those common stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.”

9.       If the Funds held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

Exhibit Index

10.       Please provide a hyperlink for Exhibit 1.6, “Underwriter Agreement,” unless the original exhibit was not required to be filed on Edgar due to hardship exemption.

Response:       The Trust notes that the units of the Trust are not underwritten by any party and therefore the Trust does not use an Underwriter Agreement. The Exhibit will be removed from the Exhibit Index.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon